UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)

(Amendment No. 14)(1)

PRICESMART, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

741511109

(CUSIP Number)

SHERRY BAHRAMBEYGUI
C/O THE PRICE GROUP LLC
7979 IVANHOE AVENUE, SUITE 520
LA JOLLA, CALIFORNIA 92037
TELEPHONE (858) 551-2303

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

SEPTEMBER 23, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 7)

1   The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 741511109	SCHEDULE 13D/A	PAGE 2 OF 7

NAME OF REPORTING PERSONS
1	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

The Price Group LLC
52-2255962

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2				(a)	☐
				(b)	☒
SEC USE ONLY
3
SOURCE OF FUNDS
4
WC, OO
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
5	PURSUANT TO ITEMS 2(d) or 2(e)				☐

CITIZENSHIP OR PLACE OF ORGANIZATION
6
California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH			SOLE VOTING POWER
7
0 (See Item 5)
SHARED VOTING POWER
8
944,315 (See Item 5)
SOLE DISPOSITIVE POWER
9
0 (See Item 5)
SHARED DISPOSITIVE POWER
10
944,315 (See Item 5)
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
944,315 (See Item 5)
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
☐
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
3.2%
TYPE OF REPORTING PERSON*
14
OO – Limited Liability Company

*  See instructions before filling out!

CUSIP NO. 741511109	SCHEDULE 13D/A	PAGE 3 OF 7

NAME OF REPORTING PERSONS
1	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Price Charities (formerly known as San Diego Revitalization Corp.)
33-0898712

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2		(a)	☐
		(b)	☒
SEC USE ONLY
3
SOURCE OF FUNDS
4
WC, OO
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
5	PURSUANT TO ITEMS 2(d) or 2(e)		☐

CITIZENSHIP OR PLACE OF ORGANIZATION
6
California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	SOLE VOTING POWER
7
0 (See Item 5)
SHARED VOTING POWER
8
3,889,335 (See Item 5)
SOLE DISPOSITIVE POWER
9
0 (See Item 5)
SHARED DISPOSITIVE POWER
10
3,889,335 (See Item 5)
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
3,889,335 (See Item 5)
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
☐
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
13.0%
TYPE OF REPORTING PERSON*
14
OO – Nonprofit Corporation

*  See instructions before filling out!

CUSIP NO. 741511109	SCHEDULE 13D/A	PAGE 4 OF 7

NAME OF REPORTING PERSONS
1	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Robert E. Price

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2				(a)	☐
				(b)	☒
SEC USE ONLY
3
SOURCE OF FUNDS
4
PF, WC, AF, OO
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
5	PURSUANT TO ITEMS 2(d) or 2(e)				☐

CITIZENSHIP OR PLACE OF ORGANIZATION
6
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH			SOLE VOTING POWER
7
3,243,202 (See Item 5)
SHARED VOTING POWER
8
8,257,401 (See Item 5)
SOLE DISPOSITIVE POWER
9
3,243,202 (See Item 5)
SHARED DISPOSITIVE POWER
10
8,257,401 (See Item 5)
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
11,500,603 (See Item 5)
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
☐
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
38.5%
TYPE OF REPORTING PERSON*
14
IN

*  See instructions before filling out!

CUSIP NO. 741511109	SCHEDULE 13D/A	PAGE 5 OF 7

                                 This Amendment No. 14 relates to the common stock, par value $0.0001 per share (“Common Stock”), of PriceSmart, Inc., a Delaware corporation (“PriceSmart”), and amends that certain Schedule 13D jointly filed by The Price Group LLC, a California limited liability company, Price Charities (formerly known as San Diego Revitalization Corp.), a California nonprofit public benefit corporation, and Robert E. Price, a natural person, with the Securities and Exchange Commission (“SEC”) on October 29, 2004, as amended by Amendment No. 1 thereto, filed with the SEC on January 10, 2005, and by Amendment No. 2 thereto, filed with the SEC on January 18, 2005, and by Amendment No. 3 thereto, filed with the SEC on May 9, 2005, and by Amendment No. 4 thereto, filed with the SEC on January 9, 2006, and by Amendment No. 5 thereto, filed with the SEC on February 14, 2006, and by Amendment No. 6 thereto, filed with the SEC on February 24, 2006, and by Amendment No. 7 thereto, filed with the SEC on May 10, 2007, and by Amendment No. 8 thereto, filed with the SEC on May 22, 2007, and by Amendment No. 9 thereto, filed with the SEC on October 31, 2007, and by Amendment No. 10 thereto, filed with the SEC on November 15, 2007, and by Amendment No. 11 thereto, filed with the SEC on July 28, 2008, and by Amendment No. 12 thereto filed with the SEC on July 21, 2009, and by Amendment No. 13 thereto, filed with the SEC on September 8, 2010 (such Schedule 13D, as so amended, being this “Schedule 13D”).(1) Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in this Schedule 13D.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of this Schedule 13D is hereby amended to include the following information:

On September 23, 2010, Price Group redeemed certain interests in Price Group owned by the Sol and Helen Price Trust.  In connection with such redemption, Price Group made a distribution in kind of 1,888,630 shares of Common Stock to the Sol and Helen Price Trust (the “Sol and Helen Price Trust Redemption Distribution”).

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a) and 5(b) of this Schedule 13D is hereby amended to include the following information:

After giving effect to the Sol and Helen Price Trust Redemption Distribution, the beneficial ownership of shares of Common Stock (or equivalents thereof) by Price Group and each of the Price Group Managers is as follows:(3)

Price Group presently may be deemed to beneficially own 944,315 shares of Common Stock, which represent approximately 3.2% of the outstanding Common Stock(4), no shares over which it may be deemed to have sole voting and dispositive power and 944,315 shares over which it may be deemed to have shared voting and dispositive power.

Mr. R. Price presently may be deemed to beneficially own 11,500,603 shares of Common Stock, which represent approximately 38.5% of the outstanding Common Stock, 3,243,202 shares over which he may be deemed to have sole voting and dispositive power and 8,257,401 shares over which he may be deemed to have shared voting and dispositive power.  Allison Price is the wife of Mr. R. Price.  To the extent she may be deemed to beneficially own any shares, they are included in the shares reported as may be deemed to be beneficially owned by Mr. R. Price.

Ms. Bahrambeygui presently may be deemed to beneficially own 5,415,823 shares of Common Stock, which represent approximately 18.1% of the outstanding Common Stock, 100,000 shares over which she may be deemed to have sole voting and dispositive power and 5,315,823 shares over which she may be deemed to have shared voting and dispositive power.

Item 5(c) of this Schedule 13D is hereby amended to include the following information:

(c)	The information set forth above in Item 4 is hereby incorporated by reference in response to this Item 5(c).

2      Sol Price was formerly a joint filer with the Reporting Persons under this Schedule 13D.  Mr. S. Price passed away on December 14, 2009 and thus has ceased to be a joint filer under this Schedule 13D.

3      Shares of Common Stock (or equivalents thereof) disclosed for each of the Price Group Managers include shares that may be deemed to be beneficially owned by more than one person.  In particular, the shares disclosed for each of the Price Group Managers include the 944,315 shares held by Price Group.

Disclosure of shares should not be construed as an admission of beneficial ownership of such shares.

4         All calculations of percentage ownership in this Schedule 13D are based on approximately 29,855,630 shares of Common Stock estimated to be issued and outstanding as of July 5, 2010, as reported in the Form 10-Q, filed by PriceSmart with the SEC on July 9, 2010.

CUSIP NO. 741511109	SCHEDULE 13D/A	PAGE 6 OF 7

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 24, 2010

THE PRICE GROUP LLC

/s/ Sherry Bahrambeygui
By:	Sherry Bahrambeygui
Title:	Manager

PRICE CHARITIES

/s/ Sherry Bahrambeygui
By:	Sherry Bahrambeygui
Title:	Secretary

ROBERT E. PRICE

/s/ Robert E. Price

CUSIP NO. 741511109	SCHEDULE 13D/A	PAGE 7 OF 7

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1
Joint Filing Agreement, dated as of October 29, 2004, by and among The Price Group LLC, San Diego Revitalization Corp., Sol Price and Robert E. Price (incorporated by reference to Exhibit 1 to the Schedule 13D filed by The Price Group LLC, San Diego Revitalization Corp., Sol Price and Robert E. Price with the SEC on October 29, 2004).

2
Stock Purchase Agreement, dated as of April 19, 2005, by and among PriceSmart, Inc., The Price Group LLC, the Sol and Helen Price Trust and the Robert and Allison Price Trust (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by PriceSmart, Inc. with the SEC on April 22, 2005).

3
Grant Agreement, dated as of December 22, 2005, by and among Sol Price, the Sol and Helen Price Trust and San Diego Revitalization Corp. (incorporated by reference to Exhibit 3 to Amendment No. 4 to Schedule 13D filed by The Price Group LLC, San Diego Revitalization Corp., Sol Price and Robert E. Price with the SEC on January 9, 2006).

4
Put Option Agreement, dated as of September 20, 2004, and amended and restated as of January 7, 2005, by and between The Price Group LLC and International Finance Corporation (incorporated by reference to Exhibit 4 to Amendment No. 5 to Schedule 13D filed by The Price Group LLC, San Diego Revitalization Corp., Sol Price and Robert E. Price with the SEC on February 14, 2006).

5
Joint Filing Agreement, dated as of May 22, 2007, by and among The Price Group LLC, Price Charities, Sol Price, Robert E. Price, Jack McGrory, Murray Galinson and Keene Wolcott (incorporated by reference to Exhibit 5 to Amendment No. 8 to Schedule 13D filed by The Price Group LLC, Price Charities, Sol Price, Robert E. Price, Jack McGrory, Murray Galinson and Keene Wolcott with the SEC on May 22, 2007).

6
Joint Filing Agreement, dated as of October 31, 2007, by and among The Price Group LLC, Price Charities, Sol Price, Robert E. Price, Jack McGrory, Murray Galinson, Keene Wolcott and Jose Luis Laparte (incorporated by reference to Exhibit 6 to Amendment No. 9 to Schedule 13D filed by The Price Group LLC, Price Charities, Sol Price, Robert E. Price, Jack McGrory, Murray Galinson, Keene Wolcott and Jose Luis Laparte with the SEC on October 31, 2007).

7
Voting Agreement, dated as of November 13, 2007, by and among The Price Group LLC, Price Charities, Sol Price, Robert E. Price, Jack McGrory, Murray Galinson, Keene Wolcott and Jose Luis Laparte (incorporated by reference to Exhibit 7 to Amendment No. 10 to Schedule 13D filed by The Price Group LLC, Price Charities, Sol Price, Robert E. Price, Jack McGrory, Murray Galinson, Keene Wolcott and Jose Luis Laparte with the SEC on November 15, 2007).